UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Independent Directors

Mr. David Moss, an independent director of Qilian International Holding Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Company of his resignation from the board of directors (the “Board”) for personal reasons on February 21, 2022, effective immediately, including from his positions on the audit committee, compensation committee and nominating and corporate governance committee. His resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates.

Ms. Marta New, an independent director of the Company, notified the Company of her resignation from the Board for personal reasons on February 21, 2022, effective February 21, 2022, including from her positions on the nominating and corporate governance committee, audit committee, and compensation committee. Her resignation was not a result of any disagreements with the Company or any of its subsidiaries and affiliates on any matter related to the operations, policies, or practices of the Company or any of its subsidiaries and affiliates.

Appointment of Independent Directors

On April 15, 2022, the Board appointed Mr. Yixuan (Adam) Sun as an independent director of the Company, effective immediately, to fill in the vacancy resulting from the resignation of the former director. The Company’s board of directors has determined that Mr. Yixuan (Adam) Sun qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Sun will act as the chairperson of the audit committee and a member of the compensation committee and the nomination and corporate governance committee.

Mr. Sun entered into an offer letter with the Company on April 15, 2022. Pursuant to the offer letter, Mr. Sun will receive an annual director fee of approximately $15,000 in cash, payable monthly and be reimbursed for reasonable expenses incurred in the performance of his duties.

The foregoing description of the principal terms of the offer letter with Mr. Sun is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the offer letter with Mr. Sun attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

There is no family relationship between Mr. Sun and any of our other officers and directors. Mr. Sun does not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

In addition, on April 15, 2022, the Board appointed Ms. Qingling Zhang as an independent director of the Company, effective immediately, to fill in the vacancy resulting from the resignation of the former director. Ms. Zhang will act as the chairperson of the nomination and corporate governance committee and the member of the audit committee and the compensation committee.

Ms. Zhang entered into an offer letter with the Company on April 15, 2022. Pursuant to the offer letter, Ms. Zhang will receive an annual director fee of approximately $11,300 in cash, payable monthly and be reimbursed for reasonable expenses incurred in the performance of her duties.

The foregoing description of the principal terms of the offer letter with Ms. Zhang is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the offer letter with Ms. Zhang attached hereto as Exhibit 10.2, which is incorporated herein by this reference.

There is no family relationship between Ms. Zhang and any of our other officers and directors. Ms. Zhang does not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

Biographical Information of the New Directors

Mr. Yixuan (Adam) Sun

Mr. Yixuan (Adam) Sun, age 37, brings ample experience in accounting, auditing, and financial analysis. Mr. Sun has comprehensive knowledge with United States GAAP and Singapore FRS and IFRS. Mr. Sun is currently serving as an audit partner of assurance department at Onestop Assurance, leading a team of audit professionals while managing a portfolio of audit clients. He oversees proper execution of external audit including planning, execution of fieldwork and review of audit engagements. Mr. Sun specializes in initial public offering, reverse takeover and annual reporting in Singapore and United States of America. He has been involved in audits in various industries which includes manufacturing, trading, education, logistic and property management. Mr. Sun served as a senior manager of the assurance department at Pan China Singapore PAC from 2017 to 2021, where he helped the firm in developing the market for China based US listed companies of various industries including manufacturing, education, P2P and e-commerce. He also oversaw the completion of annual and quarterly reports and reviewed financial statements of the companies, ensuring their compliance with the United States GAAP and rules and regulations of the United States Securities and Exchange Commission. Mr. Sun started his career at Grant Thornton LLP and then RT LLP, where he actively participated in auditing public companies listed on Singapore Exchange and European listing markets with key operations in China. Mr. Sun received his Master of Science in Professional Accountancy with Merit from University of London in 2017. He received his Diploma in Accountancy from Ngee Ann Polytechnic, Singapore, in 2009.

Ms. Qingling Zhang

Ms. Qingling Zhang, age 23, offers experience in project leadership and team management. She also has an academic background in psychology and data analysis. From April 2021 to May 2021, Ms. Zhang led the project Conceptualization and Treatment of Depressive Disorder, in which she was also responsible for recommending collaborative software and proving communication and decision-making efficiency. She spearheaded in the conceptualization and treatment of depression of a patient while giving presentation to medical experts. From November 2020 to May 2021, Ms. Zhang led a team of volunteers that offered emotional support and psychological counseling services, where she also led group counseling sessions and provided internal seminars that improved the volunteers’ counseling skillsets. From August 2020 to June 2021, she led the project Measuring Emotional Impact in Social Media, in which she proposed a novel data analysis method to rule out confounding factors in causal relationships, verified the hypothesis that emotions can spread on the social platform virtually, and identified different emotion spreading patterns. From April 2020 to June 2020, Ms. Zhang participated in the project Simulation on Social Networks, in which she simulated the process of viral marketing on online social networks, compared outcomes of different initial marketing strategies, and verified certain critical phenomenon. From January 2018 to March 2018, she participated in the project Application of Deep Learning, in which she built a convolutional neural network, a long/short-term memory neural network, and a deep convolutional neural network. Ms. Zhang graduated from National University of Singapore with a Master Degree in Physics in 2021. She received her Bachelor Degree in Physics and a Dual Degree in Psychology from Lanzhou University in June 2016.

Exhibit No.	Description
10.1	Offer Letter to Yixuan (Adam) Sun, dated April 15, 2022
10.2	Offer Letter to Qingling Zhang, dated April 15, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 15, 2022

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

By:	/s/ Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer